CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

April 15, 2020

VIA EDGAR CORRESPONDENCE

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Variable Insurance Trust (the “Trust”)
File Nos. 333-178767; 811-22652

Dear Ms. Hardy:

This letter responds to your comments, provided by telephone on April 14, 2020, regarding the registration statements filed on Form N-1A for First Trust Variable Insurance Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 31, 2020 (the “Registration Statements”). The Registration Statements relate to the First Trust Capital Strength Portfolio and First Trust International Developed Capital Strength Portfolio (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Unless otherwise noted, all comments and responses apply to each of the Funds.

Comment 1 – Both Funds – General

Please include hyperlinks for all exhibits incorporated by reference in the exhibit list per the FAST Act Modernization and Simplification of Regulation S-K (the “FAST Act”).

Response to Comment 1

Pursuant to the Staff’s request, the Funds confirm that all exhibits in the exhibit list have included a hyperlink per the FAST Act.

Comment 2 – Both Funds – General

Please file the Funds’ sub-licensing agreements pursuant to Item 28(a) of Form N-1A.

Response to Comment 2

The Funds confirm that the sub-licensing agreements have been filed prior to the effectiveness of the Registration Statements.

Comment 3 – Both Funds – General

Please consider whether disclosure should be included regarding recent market events surrounding the global COVID-19 pandemic.

Response to Comment 3

The Funds confirm that “Market Risk” in both Item 4 and Item 9 of each Fund’s prospectus and in each Fund’s SAI has been revised to include risk disclosure related to the global COVID-19 pandemic.

Comment 4 – Both Funds – Fees and Expenses of the Fund

In the second sentence of footnote (2) to the Annual Fund Operating Expenses table, please change “incurred” to “initially waived or reimbursed.”

Response to Comment 4

Footnote (2) on page 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 5 – Both Funds – Fees and Expenses of the Fund

Please add “or expenses were reimbursed” immediately following “fees were waived” in (ii) to footnote (2) to the Annual Fund Operating Expenses table.

Response to Comment 5

Footnote (2) on page 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 6 – Both Funds – Example

Because these are new series, please delete the five and ten year examples.

Response to Comment 6

Page 3 of each Fund’s prospectus has been revised in accordance with this comment.

Comment 7 – Both Funds – Principal Investment Strategies

Please clarify whether each Fund seeks to fully or partially replicate it respective Index and reconcile the disclosure in the prospectus and statement of additional information regarding the same.

Response to Comment 7

Page 4 of each Fund’s statement of additional information has been revised to reflect that each Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (including investment borrowings) in the securities comprising its respective Index.

Comment 8 – Both Funds – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. The Staff states that if the Funds’ position is that they disclose everything about their principal investment strategies in the summary, then the Funds have not provided a summary or followed the layered disclosure regime adopted by the Commission in the June 2014 guidance regarding mutual fund enhanced disclosure.

Response to Comment 8

The Funds believe that the disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension. The Fund notes that part C.3.(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Comment 9 – First Trust Capital Strength Portfolio – Principal Investment Strategies

The Staff notes that the investments in the Fund appear to be stocks of U.S. companies or REITs and asks the Fund to clarify why “jurisdiction” is included in the last sentence of the fourth paragraph in the section entitled “Principal Investment Strategies” and to please revise accordingly. Please also revise that sentence to state the specific sectors that the Fund invests a significant portion of its assets in and include the applicable risks.

Response to Comment 9

Pursuant to the Staff’s request, “jurisdiction” has been removed from page 4 of the Fund’s prospectus. As of April 2, 2020, the Fund did not invest a significant portion of its assets in any specific sector(s). Pages 4 and 5 of the Fund’s prospectus have been revised accordingly.

Comment 10 – Both Funds – Principal Risks

Please delete the following sentence: “The order of the below risk factors does not indicate the significance of any particular risk factor.” Additionally, the Staff notes that the Principal Risks are listed in alphabetical order and asks the Funds to please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Funds’ net asset value, yield and total return in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure. The Staff notes that “Cyber Security Risk” cannot be the most significant risk for these Funds.

Response to Comment 10

The Funds respectfully decline to revise the disclosure as requested by the Staff. Ultimately, the Funds have reached the same conclusion as many other industry participants and decline to make the requested revisions as they believe the disclosure is compliant with the requirements of Form N-1A. The Funds continue to evaluate their approach to the ordering of risk factors in light of recent Staff guidance.

Comment 11 – Both Funds – Management of the Fund

Please revise the disclosure in the section entitled “Management Fee” in accordance with Comments 4 and 5 herein.

Response to Comment 11

See Responses to Comments 4 and 5 herein. Page 13 of each Fund’s prospectus has been revised accordingly.

Comment 12 – First Trust International Developed Capital Strength Portfolio – Principal Risks

Please update the risk disclosure regarding Brexit to indicate that the UK has left the European Union.

Response to Comment 12

Page 5 of the Fund’s prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren